DIVERSIFIED PRODUCT INSPECTIONS, INC.
                         1059 East Tri-County Boulevard
                         Oliver Springs, Tennessee 37830

                                                                   July 13, 2005

Mr. Jim B. Rosenberg Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Diversified Product Inspections, Inc. (the "Company")
            Form 10-KSB for the year ended December 31, 2004
            File No. 000-25429

Dear Mr. Rosenberg:

      Reference is made to your comment letter, dated July 7, 2005 to the Company relating to the above-captioned filings (the "Comment Letter"). Set forth below are the Company's responses to the comments contained in the Comment Letter.

      Prior to the conversion of the convertible debt during 2004, we disclosed in the notes to our financial statements in our 10-KSB filings for both the year ended December 31, 2002 and December 31, 2003 that "the debentures may be converted at any time by the Investor..." and that "In the event all or any portion of the debentures are outstanding at the end of three years from the date of issuance, the debentures are subject to automatic conversion...". No such disclosure was deemed necessary in the notes to our financial statements in our December 31, 2004 10-KSB as the debentures had previously been converted (and the conversion was disclosed).

      The comment regarding paragraph 19 of EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, would not be applicable to our convertible debt because it did not have a "stated redemption date". Paragraph 20 of EITF states that "For convertible instruments that do not have a stated
redemption  date.......the  Task Force decided to retain the current guidance in
Issue 98-5". Per Case 5 of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, if "the security is immediately convertible, the intrinsic value of the beneficial conversion feature would be charged to interest expense at issuance". In regards to our convertible debt, the security was immediately convertible and the intrinsic value of the beneficial conversion feature was thus charged to interest expense at issuance in 2002. This was disclosed in the notes to our financial statements in our 10-KSB filings for both the year ended December 31, 2002 and December 31, 2003 which stated "as a result of the conversion
rate......which allow for the conversion at a price less than the stock price at the date of  funding......the  Company recognized interest expense and increased additional paid-in  capital.......at  the date of funding." Paragraph 21 of EITF
00-27 is not applicable to our situation as we had no unamortized discount related to the beneficial conversion feature as EITF 98-5 required us to expense the intrinsic value of the beneficial conversion feature at issuance in 2002.

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      In accordance with your request, we represent as follows:

(a) the Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filings;

(b) the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(c) the Company will not assert staff comments as a defense proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

                                       Very truly yours,

                                       DIVERSIFIED PRODUCT INSPECTIONS, INC.

                                       By: /s/ John VanZyll
                                           -------------------------------------
                                           John VanZyll, President